Exhibit 99.2

Merus Labs International Inc.

Annual Report Fiscal 2016

For the Years Ended September 30, 2016 and 2015

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Merus Labs International Inc. and its subsidiaries:

We have audited the accompanying consolidated financial statements of Merus Labs International Inc. and its subsidiaries, which comprise the consolidated statements of financial position as at September 30, 2016 and 2015, and the consolidated statements of operations, consolidated statements of comprehensive income (loss), consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Merus Labs International Inc. and its subsidiaries as at September 30, 2016 and 2015 and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards.

Toronto, Ontario	Chartered Professional Accountants
December 13, 2016	Licensed Public Accountants

ACCOUNTING › CONSULTING › TAX 111 RICHMOND STREET W, SUITE 300, TORONTO, ON M5H 2G4 1.877.251.2922 P: 416.596.1711 F: 416.596.7894 mnp.ca

Merus Labs International Inc.
Consolidated Statements of Financial Position
(Expressed in Canadian dollars)

As at:		September 30	September 30
		2016	2015

Assets

Current assets
Cash and cash equivalents	note 2	$ 3,213,564	$ 40,987,177
Short-term investments		3,155	3,234
Trade and other receivables	note 4	28,597,219	14,202,624
Inventories	note 5	12,700,393	6,799,805
Prepaid expenses		302,010	332,274
		44,816,341	62,325,114
Non-current assets
Property and equipment	note 6	322,485	119,205
Intangible assets	note 3, 7	330,245,892	201,539,290
Total assets		$ 375,384,718	$ 263,983,609

Liabilities and Equity

Current liabilities
Operating line	note 10	$ 5,000,000	$ -
Accounts payable and accrued liabilities		15,875,494	8,314,307
Income taxes payable		635,891	1,150,791
Derivative liabilities	note 8	837,584	893,666
Provisions	note 9	128,678	-
Long term debt due within one year	note 10	36,070,095	15,463,595
		58,547,742	25,822,359
Non-current liabilities
Provisions	note 9	128,679	167,656
Long term debt	note 10	108,994,126	47,248,414
Preferred shares	note 11	9,947,730	9,947,730
Total liabilities		177,618,277	83,186,159

Equity
Share capital	note 12	210,756,585	184,534,553
Equity reserve	note 12	39,146,155	37,215,779
Accumulated deficit		(70,730,658)	(61,271,614)
Accumulated other comprehensive income	note 13	18,594,359	20,318,732
Total equity		197,766,441	180,797,450
Total liabilities and equity		$ 375,384,718	$ 263,983,609

Commitments and contingencies (note 14)

Approved on behalf of the Board:
(signed)	(signed)
Tim Sorensen,	Dave Guebert,
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

Merus Labs International Inc.
Consolidated Statements of Operations
(Expressed in Canadian dollars)

		Years ended September 30
		2016	2015

Revenues		$ 91,076,188	$ 48,958,425
Cost of goods sold	note 5	29,938,204	7,535,124
Gross margin		61,137,984	41,423,301

Operating expenses:
Selling and marketing		8,666,240	2,384,833
General and administrative	note 14, 15	9,268,509	6,424,555
Share-based compensation	note 12, 15	2,614,499	2,512,459
Acquisition costs	note 3	2,416,187	-
Amortization of intangible assets	note 7	37,163,688	25,184,970
Depreciation	note 6	29,834	15,591
Foreign exchange losses (gains)		633,622	(1,294,980)
		60,792,579	35,227,428

Operating income		345,405	6,195,873

Finance costs	note 16	8,925,860	5,975,357
Derivative (gains) losses	note 8	(6,237)	1,535,920
Investment loss		54	1,769

Loss before income taxes		(8,574,272)	(1,317,173)

Income tax expense (recovery)	note 17	884,772	(1,079,294)

Net loss for the year		$ (9,459,044)	$ (237,879)

Loss per share
Basic	note 18	$ (0.09)	$ -
Diluted	note 18	$ (0.09)	$ -

Weighted average number of common shares outstanding - basic		110,937,123	90,060,403
Weighted average number of common shares outstanding - diluted		110,937,123	90,060,403

The accompanying notes are an integral part of these consolidated financial statements

Merus Labs International Inc.
Consolidated Statements of Comprehensive Income (Loss)
(Expressed in Canadian dollars)

		Years ended September 30
		2016	2015

Loss for the year		$ (9,459,044)	$ (237,879)

Other comprehensive loss
Items that may be reclassified to income:
Currency translation differences	note 13	(1,724,373)	14,680,745
Deferred tax expense	note 13	-	(1,142,118)

Other comprehensive (loss) income for the year		(1,724,373)	13,538,627

Total comprehensive (loss) income for the year		$ (11,183,417)	$ 13,300,748

The accompanying notes are an integral part of these consolidated financial statements

Merus Labs International Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Years ended September 30
	2016	2015

Operating activities

Net loss for the year	$ (9,459,044)	$ (237,879)

Adjustments for the following items:
Amortization of intangible assets	37,163,688	25,184,970
Depreciation	29,834	15,591
Finance costs	8,925,860	5,975,357
Income tax expense (recovery)	884,772	(1,079,294)
Unrealized losses on foreign exchange	1,092,163	2,582,780
Share-based compensation	2,614,499	2,512,459
Change in fair value of derivative financial instruments	(56,082)	1,163,365
Interest paid	(6,409,152)	(5,323,743)
Income taxes paid	(1,032,045)	-

Net change in non-cash working capital balances:
Provisions	89,701	(163,133)
Trade and other receivables	(14,394,595)	(10,130,320)
Prepaid expenses	30,264	(203,993)
Inventories	(4,254,038)	(4,193,237)
Accounts payable and accrued liabilities	7,215,880	4,145,212
Income taxes payable	(356,298)	102,194
Net cash provided by operating activities	22,085,407	20,350,329

Financing activities
Proceeds from debt issuance, net of issuance costs	172,620,265	-
Repayment of long-term debt	(81,819,124)	(16,000,000)
Private placement proceeds	25,289,411	-
Proceeds from prospectus offering	-	59,562,323
Proceeds from exercise of stock options	248,498	733,665
Net cash provided by financing activities	116,339,050	44,295,988

Investing activities:
Acquisition of businesses or products	(175,052,582)	(36,439,154)
Purchase of property and equipment	(234,770)	-
Capitalized product and software development costs	(910,797)	(1,580,321)
Short-term investments	79	1,768
Net cash used in investing activities	(176,198,070)	(38,017,707)

Net change in cash and cash equivalents	(37,773,613)	26,628,610

Cash and cash equivalents, beginning of year	40,987,177	14,358,567

Cash and cash equivalents, end of year	$ 3,213,564	$ 40,987,177

The accompanying notes are an integral part of these consolidated financial statements

Merus Labs International Inc.
Consolidated Statements of Changes in Equity
(Expressed in Canadian dollars)

	Share capital	Equity reserve	Accumulated deficit	Accumulated other comprehensive income (AOCI)	Total equity

Balance, September 30, 2014	$ 123,808,971	$ 35,132,914	$ (61,033,735)	$ 6,780,105	$ 104,688,255

Prospectus offering (note 12)	59,562,323	-	-	-	59,562,323

Share-based compensation (note 12)	-	2,512,459	-	-	2,512,459

Stock option exercise (note 12)	1,231,592	(497,927)	-	-	733,665

Cancellation of shares in escrow (note 12)	(68,333)	68,333	-	-	-

Net loss for the period	-	-	(237,879)	-	(237,879)

Other comprehensive income	-	-	-	13,538,627	13,538,627

Balance, September 30, 2015	$ 184,534,553	$ 37,215,779	$ (61,271,614)	$ 20,318,732	$ 180,797,450

Balance, September 30, 2015	$ 184,534,553	$ 37,215,779	$ (61,271,614)	$ 20,318,732	$ 180,797,450

Private placement (note 12)	25,289,411	-	-	-	25,289,411

Share-based compensation (note 12)	535,533	2,078,966	-	-	2,614,499

Stock option exercise (note 12)	397,088	(148,590)	-	-	248,498

Net loss for the period	-	-	(9,459,044)	-	(9,459,044)

Other comprehensive loss	-	-	-	(1,724,373)	(1,724,373)

Balance, September 30, 2016	$ 210,756,585	$ 39,146,155	$ (70,730,658)	$ 18,594,359	$ 197,766,441

The accompanying notes are an integral part of these consolidated financial statements

1.	Presentation of Financial Statements

Nature of Business

Merus Labs International Inc., incorporated under the Business Corporations Act (British Columbia), and its subsidiaries (the “Company”), operate in Canada and Europe. The registered and head office of the Company is 100 Wellington St. West, Ste. 2110, Toronto, Ontario M5K 1H1. The Company is a specialty pharmaceutical company engaged in the acquisition and licensing of branded prescription pharmaceutical products.

Basis of Preparation

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) (“IFRS”) for financial statements. The consolidated financial statements have been prepared on a historical cost basis, except for items that are required to be accounted for at fair value as described in note 2(c). The policies set out below have been consistently applied to all the periods presented.

The consolidated financial statements were authorized for issue by the Company’s Board of Directors on December 13, 2016.

2.	Significant Accounting Policies

(a)	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, collectively known as Merus Labs International Inc. Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. Intercompany balances, transactions, and revenues and expenses are eliminated on consolidation. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies.

Material subsidiaries of the Company as at September 30, 2016 and 2015:

	September 30	September 30
	2016	2015	Jurisdiction of
Company	% ownership	% ownership	incorporation

Merus Labs Luxco S.a R.L.	100.0	100.0	Luxembourg
Merus Labs Luxco II S.a R.L.	100.0	100.0	Luxembourg
Merus Pharma Inc.	100.0	100.0	British Columbia
Merus Labs Netherlands BV	100.0	100.0	Netherlands
ECG Holdings (US) Inc.	100.0	100.0	Delaware

(b)	Accounting judgments, estimates, and uncertainties

Critical judgements

The following are the critical judgements, apart from those involving estimations (see below), that have been made in the process of applying the Company's accounting policies and that have the most significant effect on the amounts recognised in the consolidated financial statements.

Acquisition accounting

Management exercised judgement in determining that the product acquisitions of Elantan, Isoket, and Deponit (the “Nitrates Portfolio”) and Surgestone, Provames, Speciafoldine and Tredemine were business combinations. Management determined that the product acquisitions of Salagen and Estraderm were asset acquisitions. Management considered the guidance and definitions per IFRS 3 and IAS 38 in making these determinations. These transactions have been recorded in the consolidated financial statements based on management’s assessment of fair value for the acquired assets and liabilities.

Functional currency

Management has exercised judgement in selecting the functional currency of each of the entities that it consolidates based on the primary economic environment in which the entity operates and in reference to the various indicators as provided by IAS 21 - The effects of changes in foreign exchange rates. The consolidated financial statements of the Company are presented in Canadian dollars (“CAD”), which is the parent Company’s functional and presentation currency.

Use of estimates

In preparation of the Company’s consolidated financial statements in accordance with IFRS, management is required to make estimates and assumptions that affect the reported amount of assets, liabilities, and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates used in the Company’s consolidated financial statements and such differences could be material. Significant estimates include:

•	the allowance for inventory obsolescence;
•	estimate for product returns;
•	allocation of the purchase price and estimates of fair value for the acquired assets and liabilities;
•	the estimated useful lives of property and equipment and intangible assets;
•	impairment of financial and non-financial assets;
•	the valuation of deferred tax assets and liabilities;
•	the valuation of warrants and share-based compensation expense; and
•	the calculation of effective interest on its long-term debt based on the most reliable estimates of required repayments

Significant estimates

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year:

(i)       Inventory obsolescence

The Company reviews the net realizable value of its inventory. The Company has determined that there are adequate sales to support the carrying amount for all inventories as at September 30, 2016. In addition, management reviews specific product and industry experience with returns in assessing if a write-down is required.

(ii)       Estimated product returns

Revenue from product sales is recognized net of estimated sales discounts, credits, returns, rebates and allowances. The Company’s return policy is limited to damaged or expired product. The return allowance is determined based on an analysis of the historical rate of returns, industry return data, and current market conditions, which is applied directly against sales.

(iii) Allocation of the purchase price and estimates of fair value for the acquired assets and liabilities

The Company as part of its business combinations and product acquisitions performs a preliminary assessment of the fair value of all assets and liabilities acquired based on all current available information. As part of the measurement period to finalize the purchase price allocation, management updates the estimated fair values as information becomes available, support from third party market data becomes available, and where necessary, third party independent valuations are obtained. Management is ultimately responsible for concluding on the allocation of purchase price and estimates of fair value for the acquired assets and liabilities.

(iv)       Impairment of financial and non-financial assets

Financial Assets

The Company assesses at each statement of financial position date whether there is objective evidence that a financial asset or group of financial assets is impaired.

If there is objective evidence that an impairment loss has occurred on an unquoted or not actively traded equity instrument that is not carried at fair value (because its fair value cannot be reliably measured), the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset and is recognized in profit or loss for the period. Reversals of impairment losses on assets carried at cost are not permitted.

For financial assets carried at amortized cost, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition).

Objective evidence of impairment of financial assets carried at amortized cost exists if the counterparty is experiencing significant financial difficulty, there is a breach of contract, concessions are granted to the counterparty that would not normally be granted, or it is probable the counterparty will enter into bankruptcy or a financial reorganization.

Non-Financial Assets

Determining whether goodwill is impaired requires an estimation of the recoverable amount of the cash generating units (“CGUs”) or groups of CGUs to which goodwill has been allocated. The determination of recoverable amount requires the Company to estimate the future cash flows expected to arise from these CGUs and a suitable discount rate in order to calculate the recoverable amount of the CGUs. If the recoverable amount of the CGUs is less than its carrying amount, an impairment loss is recorded. The Company currently has no goodwill.

The Company reviews property and equipment and intangible assets for indicators of impairment at the end of each reporting period and whenever events or changes in circumstances indicate that the carrying value of the assets may be impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the assets are then grouped together into a CGU and a recoverable amount is estimated for that CGU. As at September 30, 2016 and 2015, no indicators of impairment were identified.

(v)       Useful lives of property, equipment and intangible assets

The Company reviews the estimated useful lives of property, equipment and intangible assets at the end of each year, with the effect of any changes in estimates being accounted for on a prospective basis.

Depreciation of property and equipment and amortization of intangible assets is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

•	Furniture, fittings and computer equipment	3 - 5 years
•	Leasehold improvements	Over the term of the lease
•	Manufacturing equipment	5 - 10 years
•	Computer software	3 to 7 years
•	Product rights	2 - 15 years
•	Product patents	Remaining economic life of patent

(vi)       Valuation of deferred tax assets and liabilities

The Company estimates the probability that taxable profits will be available against deductible temporary differences can be utilized and thus give rise to deferred tax assets. The Company has reviewed the expected profitability and determined that no deferred tax asset should be recognized at this time.

(vii)       Valuation of warrants and share-based compensation expense

The Company estimates the fair value of warrants and share options issued for employment services based on the Black Scholes option-pricing model for warrants and share options with a service condition. These methods of valuation, which require management to use certain assumptions regarding inputs used, were applied to the equity transactions during the year.

The Company estimates the fair value of performance share units (PSUs) for employment services based on the market price of the shares on the date of the grant.

(viii)       Estimation of effective interest rate on debt

The Company estimates the effective interest rate on any debt obligations based on the total financing costs incurred and the agreed upon repayment schedule, including any repayments that may be contingent on future earnings (i.e. cash flow sweeps).

(c)	Financial instruments

The Company classifies all financial instruments as either fair value through profit or loss (“FVTPL”), available-for-sale (“AFS”), held-to-maturity (“HTM”), loans and receivables or other financial liabilities. Financial instruments are required to be measured at fair value on initial recognition. Measurement in subsequent periods depends on the financial instruments’ classification. Financial instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in the statements of operations. AFS instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. HTM instruments, loans and receivables, and other financial liabilities are measured at amortized cost. Transaction costs for FVTPL financial instruments are expensed as incurred, whereas transaction costs for AFS, HTM, and other financial liability instruments are capitalized upon initial recognition of the instrument.

The Company has classified its financial instruments as follows:

Cash and cash equivalents	Loans and receivables
Short-term investments	Fair value through profit or loss
Publicly-traded investments	Fair value through profit or loss
Privately-held investments	Available-for-sale at cost
Trade and other receivables	Loans and receivables
Accounts payable and accrued liabilities	Other financial liability
Derivative assets/liabilities	Fair value through profit or loss
Operating line	Other financial liabilities
Long term debt	Other financial liabilities
Preferred shares	Other financial liabilities

At each financial reporting period, the Company’s management estimates the fair value of investments based on the criteria below and reflects such valuations in the consolidated financial statements.

(i) Publicly-traded investments:

Securities which are traded on a recognized securities exchange and for which no sales restrictions apply are recorded at fair values based on quoted market prices at the consolidated statement of financial position dates or the closing price on the last day the security traded if there were no trades at the consolidated statement of financial position dates.

Securities which are traded on a recognized securities exchange but which are escrowed or otherwise restricted as to sale or transfer may be recorded at amounts discounted from market value. In determining whether a discount is appropriate for such investments, the Company considers the nature and length of the restriction, the business risk of the investee company, its stage of development, market potential, relative trading volume and price volatility and any other factors that may be relevant to the ongoing and realizable value of the investments.

(ii) Privately-held investments:

Securities in privately-held companies that are not considered equity investments are recorded at fair value upon acquisition and subsequently measured at their initial cost less impairment.

(iii) Other financial liabilities

Other financial liabilities (including debt and accounts payables and accrued liabilities) are initially recorded at fair value less transaction costs and subsequently measured at amortized costs using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction cost and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

(d)	Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Company designates certain derivatives as one of the following:

i)	Hedges of the fair value of recognized assets or liabilities or a firm commitment (fair value hedge);
ii)	Hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge); or
iii)	Hedges of a net investment in a foreign operation (net investment hedge).

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the statement of operations.

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the statement of operations. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of operations within foreign exchange (gains) losses.

The Company has not designated any of its derivatives as hedges as at September 30, 2016 and 2015.

(e)	Cash and cash equivalents

Cash includes demand deposits with financial institutions of $3,213,564 and $40,987,177, at September 30, 2016 and 2015, respectively. Cash equivalents may consist of short-term, highly liquid investments purchased with original maturities of three months or less and were $nil and $nil, at September 30, 2016 and 2015, respectively. Interest earned on cash and cash equivalents was $nil and $813, for the years ended September 30, 2016 and 2015, respectively.

(f)	Inventories

Inventories are comprised of raw materials, work-in-progress and finished goods of pharmaceutical products and are recorded at the lower of cost and net realizable value on a first-in first-out basis. Costs are comprised of raw materials (active pharmaceutical ingredient), conversion costs (contract manufacturing and packaging), and batch-specific stability testing. Net realizable value is the estimated selling price in the ordinary course of business less estimated costs of completion and applicable selling expenses. The Company writes down inventory to its estimated net realizable value based upon assumptions about future and market conditions when necessary.

(g)	Trade and other receivables

Trade and other receivables are stated at their amortized cost and are non-interest bearing and unsecured. Management conducts a periodic review of the collectability of trade receivables. The Company records an allowance for doubtful accounts if any uncertainty exists with respect to the recoverability of certain amounts based on historical experience or economic climate.

(h)	Intangible assets

Intangible assets include all costs incurred to acquire licensing and distribution agreements, product rights and patents. Intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses and are amortized on a straight-line basis over their estimated useful life of 2 to 15 years. Costs incurred with respect to the transfer of manufacturing know-how, methods, and technology from the original manufacturer to the Company’s own manufacturing partner are capitalized as incurred under the criteria of internally generated intangible assets as defined by IAS 38 - Intangible assets. Such costs are only amortized once commercial production with the new manufacturing partner commences. Management has estimated the useful life based on industry data of similar products and patents. The Company conducts an annual assessment of the residual balances, useful lives and amortization methods being used for intangible assets and any changes arising from the assessment are applied by the Company prospectively.

(i)	Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at the acquisition date fair value. Acquisition costs incurred are expensed and included in acquisition costs.

Goodwill represents the price paid for acquisitions in excess of the fair market value of net tangible and identifiable intangible assets acquired. Goodwill is carried at cost, less impairment losses if any. Goodwill is tested for impairment at the end of each fiscal year or if events or changes in circumstances indicate a potential impairment. Determining whether goodwill is impaired requires an estimation of the recoverable amount of the cash generating units (“CGUs”) to which goodwill has been allocated.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs, or groups of CGUs, that is expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.

(j)	Impairment of non-financial assets

At the end of each reporting period, the Company reviews the carrying amounts of its property and equipment, intangible assets and goodwill to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. In addition, goodwill, intangible assets with indefinite useful lives and intangible assets not yet available for use, if any, are tested for impairment annually.

An impairment loss is recognized when the carrying amount of an asset, or its CGU, exceeds its recoverable amount. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The Company has identified its CGU’s at a product level.

The recoverable amount is the greater of the asset’s or CGU’s fair value less costs to sell (“FVLCTS”) and value in use (“VIU”). In assessing VIU, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In determining FVLCTS, a post-tax discounted cash flow model is used. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the CGU to which the asset belongs. If the recoverable amount of the asset or CGU is less than its carrying amount, an impairment loss is recognized immediately in the statement of operations.

Other than goodwill, where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. Goodwill impairment losses are not reversed.

(k)	Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

(l)	Income taxes

Provision for income taxes consists of current and deferred tax expense. Tax is recognized in the statement of operations, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end in the countries where the Company and its subsidiaries operate and generate taxable income, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recognized, using the liability method, on temporary differences between the carrying amounts of assets and liabilities on the consolidated statement of financial position and their corresponding tax values, using the enacted or substantively enacted, as applicable, income tax rates at each statement of financial position date.

Deferred tax assets also result from unused losses and other deductions carried forward. An assessment of the probability that a deferred tax asset will be recovered is made prior to any deferred tax asset being recognized. The valuation of deferred tax assets is reviewed on a quarterly basis and adjusted, if necessary, to reflect the estimated realizable amount.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

(m)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements of the Company are presented in Canadian dollars (“CAD”), which is the parent Company’s functional and presentation currency. The functional currency of Merus Labs Luxco S.a R.L., Merus Labs Luxco II S.a R.L., and Merus Labs Netherlands BV is Euros. The functional currency of Merus Pharma Inc. and ECG Holdings (US) Inc. is Canadian dollars.

(ii)	Transactions and balances

Foreign currency transactions are initiated by the Company’s entities at their respective functional currency using the exchange rates prevailing at the date of the transaction. At each statement of financial position date, monetary assets and liabilities are translated using the period-end foreign exchange rate. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when acquired. All gains and losses on translation of these foreign currency transactions are included in the statement of operations.

(iii)	Company’s subsidiaries

On consolidation the assets and liabilities of foreign operations are translated into CAD at the rate of exchange prevailing at the reporting date and their statement of operations are translated at the average exchange rates prevailing during the period. The exchange differences arising on translation for consolidation are recognized in other comprehensive income. On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognized in the consolidated statement of operations.

(n)	Revenue recognition and estimated product returns

Revenue from product sales, including shipments to distributors, is recognized when the Company has transferred to the customer the significant risks and benefits of ownership or future obligations with respect to the product, it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of revenue can be measured reliably. Revenue from product sales is recognized net of estimated sales discounts, credits, returns, rebates and allowances.

In connection with its acquisition of Salagen and Estraderm (note 3) and Sintrom, the Company entered into transition services and supply agreements with the vendor (Novartis Pharma AG, or “Novartis”) to facilitate the seamless and efficient transfer of these products to the Company. The agreement required that Novartis continue to distribute and promote the product until the Company obtained the necessary marketing authorizations to allow it to take over these functions as principal. Novartis provided the Company with a monthly reconciliation of revenues, cost of goods, and marketing and selling expenses for which the Company then billed Novartis for the net amount receivable. Based on the terms of this arrangement and the guidance per IAS 18 regarding agency relationships, for the period of this arrangement the Company recorded revenues relating these products on a net basis in the statement of operations, net of cost of goods and marketing and selling expenses. During the fiscal years ended September 30, 2016 and 2015, the marketing authorization and commercial operations for these products were transferred on a territory by territory basis and the Company began selling directly to third parties, incurred the inventory risk, and took over all other responsibilities for the purchase and sale of the product. As a result, management determined the Company was acting as the principal in the sales of these products on a territory by territory basis. As such, revenues for the sale of these products in the territories where commercial responsibilities had been transferred and the Company was acting as principal were accounted for on a gross basis, in the same manner as its other products described above.

In connection with the acquisition of the Nitrates Portfolio (note 3), the Company entered into a transitional services agreement with the vendor (UCB Pharma GmBH, or “UCB”) to facilitate the seamless and efficient transfer of these products to the Company. The agreement required that UCB continue to distribute and promote the product until the Company obtained the necessary marketing authorizations to allow it to take over these functions as principal. UCB provided the Company with a monthly reconciliation of revenues, cost of goods, and marketing and selling expenses for which the Company then billed UCB for the net amount receivable. Based on the terms of this arrangement and the guidance per IAS 18 regarding agency relationships, for the period of this arrangement the Company recorded revenues relating these products on a net basis in the statement of operations, net of cost of goods and marketing and selling expenses. During the fiscal year ended September 30, 2016, the marketing authorization and commercial operations for these products were partially transferred on a territory by territory basis and the Company began selling directly to third parties, incurred the inventory risk, and took over all other responsibilities for the purchase and sale of the product. As a result, management determined the Company was acting as the principal in the sales of these products on a territory by territory basis. As such, revenues for the sale of these products in the territories where commercial responsibilities had been transferred and the Company was acting as principal were accounted for on a gross basis, in the same manner as its other products described above.

The Company’s return policy is limited to damaged or expired product in certain territories. The return allowance is determined based on analysis of the historical rate of returns and current market conditions, which is applied directly against sales.

(o)	Share-based compensation

From time to time, the Company grants options and performance share units (PSU’s) to directors, officers, employees and non-employees to purchase common shares. The Company accounts for its stock options using the fair-value method. Share-based payments, equal to the fair value of the options on the date of grant, are recognized in the statement of operations, with an offsetting credit to equity reserves, for stock options granted to employees, officers and directors over the period during which the related options vest. Share-based payments are recognized in the statement of operations, with an offsetting credit to equity reserves, for options granted to non-employees based on the fair value of the services received. Consideration paid upon exercise of stock options, along with the applicable amount of equity reserves, is credited to share capital.

(p)	Comprehensive income or loss

Comprehensive income or loss is the change in net assets arising from transactions and other events and circumstances from non-owner sources, and comprises net income or loss and other comprehensive income or loss. Financial assets that are classified as available for sale will have revaluation gains and losses included in other comprehensive income or loss until the asset is removed from the statement of financial position. The translation and consolidation of foreign subsidiaries will result in translation gains and losses included in other comprehensive income or loss until the subsidiary is disposed of.

(q)	Basic and diluted net loss per share

Basic loss per share is computed using the weighted average number of common shares outstanding during the period. The treasury stock method is used to compute the dilutive effect of equity instruments. Stock options, share purchase warrants, and other equity instruments are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options, warrants and other equity instruments. The diluted loss per share is equal to the basic loss per share if the effects of the outstanding options and warrants are anti-dilutive.

(r)	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

(s)	Changes in accounting standards

The International Accounting Standards Board has not issued any significant new accounting standards that impact the Company for the year ended September 30, 2016.

Future changes in accounting standards:

•	IFRS 9 Financial Instruments. The IASB issued IFRS 9, “Financial Instruments” to replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 uses as a single approach to determine whether a financial asset is measured at amortized cost or fair value, and replaces the multiple rules in IAS 39. The approach in IFRS 9 focuses on how an entity manages its financial instruments in the context of its business model, as well as the contractual cash and cash equivalents flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods currently provided in IAS 39. In November 2013, the IASB has removed the mandatory effective date for IFRS 9. The effective date is for annual periods beginning on or after January 1, 2018. The Company is currently assessing the impact of this standard.

•	IFRS 15 Revenue from Contracts with Customers. The IASB issued IFRS 15 to establish principles for reporting the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. IFRS 15 also includes a cohesive set of disclosure requirements that would result in an entity providing comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. This standard is effective for annual periods beginning on or after January 1, 2018 with earlier adoption permitted. The Company is currently assessing the impact of this standard.

•	IFRS 16 Leases - In January 2016 the International Accounting Standards Board issued IFRS 16, which specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Consistent with its predecessor, IAS 17 the new lease standard continues to require lessors to classify leases as operating or finance. IFRS 16 is to be applied retrospectively for annual periods beginning on or after January 1, 2019. Earlier application is permitted if IFRS 15 Revenue from Contracts with Customers has also been applied.

3.	Acquisitions

Surgestone, Provames, Speciafoldine and Tredemine

On March 7, 2016, the Company acquired the rights to manufacture, market and sell Surgestone®, Provames®, Speciafoldine®, and Tredemine® pharmaceutical products (“Sanofi Portfolio”) in France from Sanofi S.A. (“Sanofi”) for a purchase price of €22,500,000 plus inventory on hand at closing. Surgestone® and Provames® are used in a variety of women's health indications, Speciafoldine® is used to treat macrocytic anemia and Tredemine® is a World Health Organization recognized essential medicine to treat tapeworm.

The acquisition of the Sanofi Products pursuant to the Sanofi Purchase Agreement was funded by (i) the proceeds of the special warrants (note 12), together with (ii) an additional advance under the Company’s credit facility (note 10).

The acquisition was determined to be a business combination under IFRS 3 with the Company as the acquirer and the Sanofi Portfolio as the acquiree. Accordingly, the purchase price calculations and the purchase price allocations are dependent upon fair value estimates and assumptions as at the acquisition date.

Costs incurred to complete the acquisition were approximately $1,885,000, which were expensed during the period. The fair value of the acquired identifiable net assets was $33,639,383 (€22,984,000). The purchase price allocation to the following identifiable assets is based on their estimated fair values:

Inventory	$ 1,646,550
Product rights - Surgestone	18,293,536
Product rights - Provames	1,369,930
Product rights - Speciafoldine	11,585,858
Product rights - Tredemine	743,509

Net assets acquired	$ 33,639,383

Elantan, Isoket, and Deponit

On February 4, 2016, the Company completed the acquisition from UCB Pharma GmbH (“UCB”) of the nitrates business of UCB comprised of the rights to the Elantan®, Isoket® and Deponit® pharmaceutical products (the "Nitrates Portfolio") in Europe and select other markets. The Nitrates Portfolio were purchased pursuant to a purchase agreement entered into among the Company and one of its wholly owned subsidiaries.

The Nitrates Portfolio acquired include a variety of formats, including tablet, spray, patch and injectable presentations. The Nitrates Portfolio belong to a category of pharmaceuticals called nitrates, and are used to treat both acute and chronic coronary artery disease.

The Company acquired the exclusive rights to manufacture, market and sell the products in twenty European countries, Mexico, Turkey and South Korea. The European countries include France, Germany, Italy, Spain and the United Kingdom.

The UCB Products acquisition was structured as an all cash transaction pursuant to which the Company’s wholly owned subsidiary paid a purchase price of €92,000,000 on closing. In addition, the Company has agreed to purchase existing UCB Product inventory subsequent to the closing date. The Company funded the acquisition with a combination of cash-on-hand and proceeds from a new Euro-denominated debt facility (see note 10).

The acquisition was determined to be a business combination under IFRS 3 with the Company as the acquirer and the Nitrates Portfolio as the acquiree. Accordingly, the purchase price calculations and the purchase price allocations are dependent upon fair value estimates and assumptions as at the acquisition date.

Costs incurred to complete the acquisition were approximately $532,000, which were expensed during the period. The fair value of the acquired identifiable net assets was $141,413,200 (€92,000,000). The purchase price allocation to the following identifiable assets is based on their estimated fair values:

Product rights - Elantan	$ 73,073,734
Product rights - Isoket	38,458,242
Product rights - Deponit	29,881,224

Net assets acquired	$141,413,200

Salagen and Estraderm

On May 21, 2015, the Company acquired the rights to manufacture, market, and sell two established specialty pharmaceutical products in certain European and other markets.

Salagen® (pilocarpine hydrochloride) is indicated for xerostomia following radiation therapy, in addition to Sjogren's syndrome. Estraderm MX® is a transdermal delivery format of estradiol used for symptomatic treatment of menopause.

Pursuant to the acquisition, the Company acquired the product rights, certain related intellectual property, and other information and materials required to continue marketing and selling the brands in the territories acquired. Total consideration for the product acquisition was US$29,500,000 funded from cash on hand. The transaction was accounted for as an acquisition of assets.

Costs incurred to complete the acquisition were approximately $73,000, which were capitalized to the cost of the assets acquired. The fair value of the acquired identifiable net assets was $36,439,154 (US$29,500,000 plus transaction costs) and was allocated as follows:

Product rights - Salagen	$ 27,818,515
Product rights - Estraderm	8,620,639

Net assets acquired	$ 36,439,154

4.	Trade and other receivables

	September 30 2016	September 30 2015

Trade receivables	$ 27,332,713	$ 13,645,981
Less: provision for doubtful accounts	-	-
Trade receivables - net	27,332,713	13,645,981
Other receivables	1,264,506	556,643
Trade and other receivables	$ 28,597,219	$ 14,202,624

The aging analysis of trade receivables is as follows:

	September 30 2016	September 30 2015
Current	$ 18,237,213	$ 13,307,306
1 to 30 days overdue	5,407,737	279,926
31 to 60 days overdue	532,330	6,046
61 to 90 days overdue	448,011	52,703
Greater than 90 days overdue	2,617,422	-
Total trade receivables	$ 27,332,713	$ 13,645,981

5.	Inventories

	September 30 2016	September 30 2015
Raw materials	$ 4,035,814	$ 809,650
Work-in-progress	2,711,808	429,554
Finished goods	5,952,771	5,560,601
Total inventories	$ 12,700,393	$ 6,799,805

The amount of inventories expensed in cost of goods sold during the year ended September 30, 2016 amounted to $27,482,421 (2015: $6,307,322). During the year ended September 30, 2016, the Company recorded inventory impairments of $406,057 (2015: $88,291).

6.	Property and equipment

Continuity of property and equipment as at September 30, 2016 was as follows:

	Computer Equipment	Leasehold Improve- ments	Furniture and Fixtures	Manufac- turing Equipment	Total
Cost at September 30, 2015	$ 2,762	$ -	$ 11,891	$ 127,566	$ 142,219
Additions	46,199	122,917	65,654	-	234,770
Disposals	-	-	(10,000)	-	(10,000)
Foreign exchange differences	(39)	-	(26)	(1,791)	(1,856)

Cost at September 30, 2016	$ 48,922	$ 122,917	$ 67,519	$ 125,775	$ 365,133
Accumulated Depreciation at September 30, 2015	$ 2,762	$ -	$ 7,496	$ 12,756	$ 23,014
Depreciation charge	3,681	5,122	8,480	12,551	29,834
Disposals	-	-	(10,000)	-	(10,000)
Foreign exchange differences	(39)	-	(9)	(152)	(200)
Accumulated Depreciation at September 30, 2016	$ 6,404	$ 5,122	$ 5,967	$ 25,155	$ 42,648
Carrying amount at September 30, 2015	$ -	$ -	$ 4,395	$ 114,810	$ 119,205
Carrying amount at September 30, 2016	$ 42,518	$ 117,795	$ 61,552	$ 100,620	$ 322,485

Continuity of property and equipment for the year ended September 30, 2015 was as follows:

	Computer Equipment	Furniture and Fixtures	Manufacturing Equipment	Total
Cost at September 30, 2014	$ 2,615	$ 11,790	$ 120,758	$ 135,163
Foreign exchange differences	147	101	6,808	7,056

Cost at September 30, 2015	$ 2,762	$ 11,891	$ 127,566	$ 142,219
Accumulated Depreciation at September 30, 2014	$ 1,786	$ 4,784	$ -	$ 6,570
Depreciation charge	830	2,678	12,083	15,591
Foreign exchange differences	146	34	673	853
Accumulated Depreciation at September 30, 2015	$ 2,762	$ 7,496	$ 12,756	$ 23,014
Carrying amount at September 30, 2014	$ 829	$ 7,006	$ 120,758	$ 128,593
Carrying amount at September 30, 2015	$ -	$ 4,395	$ 114,810	$ 119,205

7.	Intangible assets

Continuity of intangible assets as at September 30, 2016 was as follows:

	Product Rights	Patents	Computer Software	Total
Cost at September 30, 2015	$ 244,406,192	$ 23,200,220	$ -	$ 267,606,412
Additions arising from acquisitions (note 3)	173,406,032	-	-	173,406,032
Additions arising from internal development	409,555	-	501,242	910,797
Foreign exchange differences	(8,721,812)	(325,868)	160	(9,047,520)

Cost at September 30, 2016	$ 409,499,967	$ 22,874,352	$ 501,402	$ 432,875,721
Accumulated Amortization at September 30, 2015	$ 49,479,172	$ 16,587,950	$ -	$ 66,067,122
Amortization charge	32,073,869	5,089,819	-	37,163,688
Foreign exchange differences	(375,160)	(225,821)	-	(600,981)
Accumulated amortization at September 30, 2016	$ 81,177,881	$ 21,451,948	$ -	$ 102,629,829
Carrying amount at September 30, 2015	$ 194,927,020	$ 6,612,270	$ -	$ 201,539,290
Carrying amount at September 30, 2016	$ 328,322,086	$ 1,422,404	$ 501,402	$ 330,245,892

Computer software is not yet available for use and accordingly amortization has not yet commenced.

Continuity of intangible assets for the year ended September 30, 2015 was as follows:

	Product Rights	Patents	Total
Cost at September 30, 2014	$ 192,808,581	$ 21,961,923	$ 214,770,504
Product acquisitions (note 3)	36,439,154	-	36,439,154
Additions arising from internal development	1,580,321	-	1,580,321
Foreign exchange differences	13,578,136	1,238,297	14,816,433

Cost at September 30, 2015	$ 244,406,192	$ 23,200,220	$ 267,606,412
Accumulated Amortization at September 30, 2014	$ 27,324,473	$ 10,821,679	$ 38,146,152
Amortization charge	20,330,260	4,854,710	25,184,970
Foreign exchange differences	1,824,439	911,561	2,736,000
Accumulated amortization at September 30, 2015	$ 49,479,172	$ 16,587,950	$ 66,067,122
Carrying amount at September 30, 2014	$ 165,484,108	$ 11,140,244	$ 176,624,352
Carrying amount at September 30, 2015	$ 194,927,020	$ 6,612,270	$ 201,539,290

8.	Derivative liabilities

	September 30 2016	September 30 2015
Forward foreign exchange contracts	$ -	$ 648,326
Interest rate swap	837,584	245,340
Total derivative liabilities	$ 837,584	$ 893,666

In connection with its European operations, the Company uses foreign currency contracts in order to partially hedge the risk associated with its Euro currency source revenue. At September 30, 2016, the Company had forward foreign exchange contracts outstanding with a notional principal amount of $nil (2015: $23,330,400). For the year ended September 30, 2016, gains of $384,926 (2015: losses of $1,238,117) were recognized in derivative (gains) losses in the statements of operations in connection with these contracts.

In accordance with the terms of the Company’s long-term debt (note 10), during the third quarter of fiscal 2016 the Company entered into an interest rate swap for approximately 50% of the outstanding balance (€50,400,000 notional principal value at September 30, 2016), effectively fixing the maximum rate on that portion of the loan at 4.99% until maturity.

During the second quarter of fiscal 2015 the Company had entered into an interest rate swap for 50% of the outstanding balance of the previous senior secured facility, effectively fixing the rate on that portion of the loan at 5.72% until maturity. On January 22, 2016, the Company terminated the old interest rate swap contract resulting in a payment of $296,100, which represented the fair value of the liability on the settlement date.

9.	Provisions

	Year ended September 30, 2016	Year ended September 30, 2015
Balance at beginning of year	$ 167,656	$ 330,789
Charges	497,760	189,227
Utilization	(407,150)	(363,409)
Foreign exchange	(909)	11,049
Balance at end of year	$ 257,357	$ 167,656
Less: current portion of provisions	128,678	-
Non-current portion of provisions	$ 128,679	$ 167,656

The Company’s provisions are comprised of the following product-related liabilities:

Product Returns Liability:

The Company accepts all product returns relating to North American and certain European product sales. Management estimates the fair value of the product returns liability by taking into consideration the amount of units previously sold, returns experience to date, expiry of product currently in inventory, forecast sales volumes, and changes in the marketplace.

10.	Long-term debt

	September 30 2016	September 30 2015
Current

Operating line	$ 5,000,000	$ -
Senior secured facility, €25,280,668 net of unamortized transaction costs of $1,196,137	36,070,095	15,463,595
Total	$ 41,070,095	$ 15,463,595

Non-Current
Senior secured facility, €75,211,942 net of unamortized transaction costs of $1,875,798	$ 108,994,126	$ 47,248,414
Total	$ 108,994,126	$ 47,248,414

Euro Facility

On February 1, 2016, in connection with the acquisition of the Nitrates Portfolio and Sanofi Portfolio, the Company refinanced its existing senior secured debt facility with a new Euro-denominated facility (“Euro Facility”). The Euro Facility was advanced under an amendment and restatement to the Company's existing credit agreement. Pursuant to the terms of the amended credit agreement, the lenders agreed to provide senior secured credit facilities in the aggregate amount of $180,000,000, comprising of a senior secured revolving credit facility in the principal amount of $10,000,000 and senior secured term facilities in the aggregate principal amount of $170,000,000, which were committed in Euros upon closing of the facility at a EUR:CAD exchange rate of 1.5225.

The proceeds from the senior secured term facility were used as follows: 1) €39,408,867 ($60,000,000) was used to refinance the Old Debt Facility (see below) on close; 2) €65,681,445 ($100,000,000) was used towards the acquisition of the Nitrates Portfolio on February 4, 2016; and 3) €6,568,144 ($10,000,000) was used towards the acquisition of the Sanofi Portfolio on March 7, 2016. In addition, $6,575,609 was drawn from the senior secured revolving credit facility upon closing of the Nitrates Portfolio acquisition on February 4, 2016, which was partially repaid prior to the year end.

The senior secured term facility has a five year term at an initial coupon rate of EURIBOR (0% floor) plus 4.5% per annum, decreasing as the Company de-leverages, and quarterly principal repayments starting with June 30, 2016. As at September 30, 2016, this rate has reduced to EURIBOR (0% floor) plus 4.0% as a result of deleveraging. The senior secured revolving credit facilities are due on demand and have an interest rate of Prime Rate plus 3.0% per annum, decreasing as the Company de-leverages.

Finance costs of $3,955,344 were capitalized to the loan balance and will be amortized over the term of the loan using the effective interest rate method. The unamortized portion of finance costs relating to the Old Debt Facility of $1,096,102 were written off during the period as the refinancing of the Old Debt Facility was determined to be an extinguishment of debt. The effective interest rate on the senior secured term facility at September 30, 2016 is 5.0%.

The senior secured term facility has an annual cash flow sweep feature, whereby 120 days after the fiscal year-end, commencing September 30, 2016, the lender is entitled to 50% of excess cash flow as defined in the credit agreement. As at September 30, 2016, the Company has included an estimate of this cash flow sweep entitlement amount pertaining to the current fiscal year end under the current portion of long-term debt.

In accordance with the terms of the Euro Facility, during the third quarter of fiscal 2016, the Company entered into an interest rate swap for approximately 50% of the outstanding balance, effectively fixing the maximum rate on that portion of the loan at 4.99% until maturity.

All of the Company's obligations under the amended facility are guaranteed by all material subsidiaries of the Company and are secured by the material assets of the Company and the assets of, and all equity interests in its material subsidiaries. The Euro Facility contains affirmative and negative covenants including compliance with laws and restrictions on additional debt, as well as financial covenants such as debt to EBITDA and fixed charge coverage ratios. The Company was in compliance with all covenants of the senior secured credit facility during the year and at September 30, 2016.

Old Debt Facility

On September 5, 2014, the Company entered into a renegotiated secured debt facility (“Old Debt Facility”) with a syndicate of Canadian lenders. The Old Debt Facility provided additional funds for the purchase of Sintrom and refinanced the Company's then-existing senior secured debt at a lower rate and extended term. The facility matures on September 5, 2019 and provided for an $80,000,000 term loan at the Canadian BA rate plus 4.5%, or 5.3% effective rate, with principal repayments of $4,000,000 per quarter and monthly interest payments. Finance costs of $1,986,786 were capitalized to the loan balance and were amortized over the term of the loan.

In accordance with the terms of the Old Debt Facility, during the second quarter of fiscal 2015, the Company entered into an interest rate swap for 50% of the outstanding balance, effectively fixing the rate on that portion of the loan at 5.72% until maturity. The swap was unwound prior to the commencement of the new Euro Facility and all costs relating the unwinding were expensed.

11.	Preferred shares

On July 11, 2014, the Company completed a private placement subscription agreement to issue $10,000,000 of Series A convertible preferred shares (the “Series A Preferred Shares”) to a large Canadian institutional investor.

The Series A Preferred Shares pay a dividend of 8% per annum, subject to adjustment if the Company does not redeem after October 31, 2019. After October 31, 2019 the dividend rate is set to increase to LIBOR plus 10% for one year. Thereafter, the dividend rate will increase to LIBOR plus 12% into perpetuity. At any time at the option of the holder, the Series A Preferred Shares may be converted into the Company’s common shares at a conversion price of $2.20 per share. The Series A Preferred Shares are redeemable at the option of the Company at any time after October 31, 2019. The Series A Preferred Shares are also redeemable by the Company at any time in the event of a change of control subject to payment of a change of control premium. Costs associated with this transaction were approximately $52,000.

Based on management’s assessment of the various components of the Preferred Shares it was determined that the entire instrument should be recorded as a liability. Accordingly, dividends of $800,000 for the year ended September 30, 2016 (2015: $800,000) paid on the Preferred Shares are included in the finance costs in the statements of operations.

12.	Share capital

(a)	Authorized:

Unlimited common shares without par value.

Issued:

	Year ended September 30, 2016		Year ended September 30, 2015
	Number of shares	Amount	Number of shares	Amount
Balance, beginning of year	102,301,641	$ 184,534,553	81,245,724	$ 123,808,971
Common shares issued pursuant to prospectus offerings (b) (c)	14,250,000	25,289,411	20,672,750	59,562,323
Common shares cancelled pursuant to escrow agreement (d)	-	-	(33,333)	(68,333)
Common shares issued pursuant to performance share units (e)	298,265	535,533	-	-
Common shares issued pursuant to options exercise (f)	150,000	397,088	416,500	1,231,592
Balance, end of year	116,999,906	$ 210,756,585	102,301,641	$ 184,534,553

(b)	Special warrants

On March 1, 2016, the Company completed, on a private placement basis, an offering of 14,250,000 subscription receipts of the Company (the “Subscription Receipts”), at a price of $1.90 per Subscription Receipt, for aggregate gross proceeds of $27,075,000 (the “Offering”). The proceeds of the Subscription Receipts were held in escrow and released to the Company upon the completion of the Sanofi French Products acquisition.  Upon closing of the acquisition, each Subscription Receipt was converted into one special warrant of the Company (the “Special Warrants”), with each Special Warrant being convertible into one common share of the Company. On May 18, 2016, the Special Warrants were converted into common shares under the Company's existing Base Shelf Prospectus, resulting in the issuance of 14,250,000 shares.

Transaction costs of $1,785,589 were incurred and have been capitalized against the proceeds from the Subscription Receipts.

On March 7, 2016, upon completion of the Sanofi French Products acquisition, the proceeds of the Offering, together with an advance under the Company’s amended and restated credit facility announced on February 1, 2016, were used to fund the acquisition.

(c)	Prospectus offerings

On April 30, 2015, the Company completed a prospectus offering of 20,672,750 shares, including the underwriter over-allotment option, at a price of $3.05 per share for gross proceeds of $63,051,888. Proceeds were used for acquisitions and general corporate purposes. Costs of the offering were approximately $3,489,000.

(d)	Escrow shares

On December 4, 2014, the Company cancelled 33,333 shares still held in escrow pursuant to the acquisition of Orbis Pharma, Inc. As per the terms of the agreement, any shares remaining in escrow were cancelled upon termination of employment of the Company's former Chief Executive Officer in October 2014.

(e)	Performance Share Unit Plan

In December 2014, the Company granted 800,000 Performance Share Units to an executive officer in connection with his employment agreement. The grant was subject to the Performance Share Unit Plan (the "Plan") being approved by the Board of Directors as well as regulatory and shareholder approval.

In January 2015, the Board approved the Plan, subject to ratification by the shareholders, in addition to approving the grant of 150,000 Units to two other executive officers. The plan was approved by the Company's shareholders on March 26, 2015. During the prior fiscal year, 90,000 Units were forfeited in connection with a resignation, while 100,000 new Units were issued to a new executive.

During the current fiscal period, a total of 347,500 Units were issued to several executives as part of their ongoing compensation. Share based compensation expense in the amount of $782,613 was recognized for the year ended September 30, 2016 (2015: $481,980), respectively, in connection with these grants. The purpose of the plan is to provide the Company with greater flexibility with respect to equity compensation arrangements.

On December 10, 2015, the Company determined that performance conditions with respect to fiscal 2015 metrics had been met and, as such, authorized the issuance of a total of 298,265 shares pursuant to the grants in satisfaction of those amounts earned under the Performance Share Unit plan.

(f)	Stock option plan

The Company has reserved 11,699,990 common shares under a 10% rolling reloading stock option plan. Under the plan, the options are exercisable for one common share and the exercise price of the option must equal the market price of the underlying share at the grant date. The options have vesting periods ranging from the date of grant up to three years. Once vested, options are exercisable at any time until expiry.

During the year ended September 30, 2016, the Company granted 2,015,000 options (2015: 1,935,000 options) to management, staff and directors, with exercise prices ranging from $1.64 to $1.71 per share (2015: $1.69 to $2.92 per share). The options have a term of five years and vest over a period of two years from the date of grant.

The estimated fair value of the options granted during the year ended September 30, 2016, using the Black-Scholes option pricing model, was $1,935,668 (2015: $2,233,406). $1,831,886 was expensed in the financial statements during the year ended September 30, 2016 (2015: $2,030,479), respectively, relating to current and prior period grants and has been included in share-based compensation in the statements of operations and in equity as equity reserves. The remaining expense will be recognized over the balance of the vesting periods.

(g)	Stock option details

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the following assumptions:

	Year ended September 30
	2016	2015

Weighted-average fair value of options	$0.96	$1.15

Risk-free interest rate	0.78%	1.24%

Volatility of the Company's common shares	68%	71%

Weighted average expected life of the options	5 years	5 years

Forfeiture rate	8.7%	8.7%

Expected dividends	Nil	Nil

Volatility was determined based on daily observations of the historical stock price over a period consistent with the expected life of the options at the date of grant.

Details of the options are as follows:

	Number of	Weighted average
	options	price per option
	outstanding	outstanding

Options outstanding, September 30, 2014	3,465,667	$ 1.82

Options granted	1,935,000	1.97
Options expired	(1,006,667)	2.01
Options forfeited	(150,000)	1.73
Options exercised	(416,500)	1.76
Options outstanding, September 30, 2015	3,818,500	$ 1.86

Options granted	2,015,000	1.70
Options expired	(525,000)	1.95
Options exercised	(150,000)	1.66

Options outstanding, September 30, 2016	5,158,500	$ 1.79

The range of exercise prices for outstanding and exercisable options at September 30, 2016 are as follows:

Exercise Price	Number Outstanding	Weighted Average Contractual Life	Number Exercisable	Weighted Average Exercisable Strike Price
$0.50 - $1.00	158,500	1.76	158,500	$0.89
$1.01 - $1.50	50,000	0.87	50,000	$1.19
$1.51 - $2.00	4,375,000	3.35	3,081,667	$1.75
$2.01 - $2.50	200,000	0.30	200,000	$2.02
$2.51 - $3.00	375,000	3.55	250,001	$2.81
$0.50 - $3.00	5,158,500	3.17	3,820,178	$1.79

The range of exercise prices for outstanding and exercisable options at September 30, 2015 are as follows:

Exercise Price	Number Outstanding	Weighted Average Contractual Life	Number Exercisable	Weighted Average Exercisable Strike Price
$0.50 - $1.00	158,500	2.76	158,500	$0.89
$1.01 - $1.50	125,000	2.71	75,000	$1.29
$1.51 - $2.00	2,960,000	3.34	2,054,999	$1.81
$2.01 - $2.50	200,000	1.31	200,000	$2.02
$2.51 - $3.00	375,000	4.55	125,001	$2.81
$0.50 - $3.00	3,818,500	3.31	2,613,500	$1.80

13.	Accumulated other comprehensive income

	Translation	Deferred Tax	Total
At September 30, 2014	$ 6,780,105	$ -	$ 6,780,105
Deferred taxes		(1,142,118)	(1,142,118)
Currency translation differences	14,680,745	-	14,680,745
At September 30, 2015	21,460,850	(1,142,118)	20,318,732
Currency translation differences	(1,724,373)	-	(1,724,373)

At September 30, 2016	$ 19,736,477	$ (1,142,118)	$ 18,594,359

14.	Commitments and contingencies

(a) Operating lease commitments

The Company has entered into non-cancellable operating lease agreements for office premises and equipment with minimum annual lease payments to expiry as follows:

	September 30 2016	September 30 2015
Less than 1 year	$ 300,540	$ 105,576
1 to 2 years	300,540	105,576
2 to 3 years	300,540	26,394
3 to 4 years	300,540	-
Thereafter	175,315	-
Total	$ 1,377,475	$ 237,546

Lease expense recognized during the year ended September 30, 2016 was $353,068 (2015: $193,746), which has been included in general and administrative expenses in the consolidated statements of operations.

(b) Legal proceedings

Arbitration Proceeding

In August 2014, the Company received notice of a request for arbitration from LG Life Sciences (“LGLS”), the original owner of the Company’s former Factive® product. This request for arbitration was based on the original license agreement entered into by LGLS and Cornerstone Therapeutics, Inc. (now Chiesi USA, Inc.). The request for arbitration named the Company as a respondent together with Chiesi and Vansen Pharma, Inc. The request for arbitration included the allegation that Cornerstone did not have the legal right to transfer the Factive product to the Company. LGLS sought an award for damages relating to an alleged breach of contract, as well as disgorgement of revenue and other benefits derived by us from sales of Factive. The Company has successfully defended this claim. Additionally, the Company and Chiesi have each asserted claims against one another, seeking indemnity and damages related to LGLS’s claim. These claims have also been resolved. The Company had a contingent liability in the form of the cost of damages incurred by LGLS resulting from Vansen’s failure to return the license to sell Factive to LGLS. Subsequent to year end, the Company has successfully defended this claim.

The Company has contingent liabilities remaining however in the form of the Company’s indemnification of Cornerstone’s liability under the Factive asset purchase agreement that may include the cost of reimbursing wholesalers for expired goods on behalf of Cornerstone, the cost of paying for government reimbursement programs on behalf of Cornerstone, and legal costs incurred by Cornerstone to defend themselves against LGLS’s original claim. The Company is assessing its legal options relative to these claims and will challenge the merit of each claim, the amounts claimed, and the Company’s responsibility under each claim as appropriate.

(c) Revenue based commitments

Pursuant to the Company’s exclusive license agreement with EISAI, the Company is subject to a royalty fee of 20% based on the net sales of Salagen.

Pursuant to the Company’s technology transfer and manufacturing agreement with a contract manufacturer, the Company is subject to a royalty fee based on the capsule volume of Vancocin sold.

(d) Purchase commitments

Pursuant to the Company’s raw materials supply agreement with a contract manufacturer, the Company is committed to purchasing approximately $2,500,000 of product per calendar year from 2017 to 2023.

15.	Related party transactions

At September 30, 2016 and 2015, there were no amounts owing to or from related parties. The remuneration of directors and other members of key management personnel recorded in the general and administrative line of operating expenses are as follows:

	Year ended September 30
	2016	2015

Salaries	$ 3,076,898	$ 1,538,240
Share based compensation	2,393,428	2,512,459
	$ 5,470,326	$ 4,050,699

16.	Finance costs

Finance costs for the years ended September 30, 2016 and 2015 are comprised of:

	September 30 2016	September 30 2015
Interest expense	$ 6,754,460	$ 5,324,555
Interest income	-	(812)
Amortization of transaction costs	1,075,298	651,614
Write-off of old transaction costs on extinguishment of debt (note 10)	1,096,102	-
Total	$ 8,925,860	$ 5,975,357

17.	Income taxes

The major components of income tax (recovery) expense for the period ended September 30, 2016 and 2015 are:

	Year ended September 30
Income tax recognized in profit or loss	2016	2015
Current tax
Current period tax expense	$ 884,772	$ 62,824
Deferred tax:
Deferred tax recovery	-	(1,142,118)
Provision for income taxes	$ 884,772	$ (1,079,294)

A reconciliation between income tax expense and the product of accounting income multiplied by Canada’s domestic tax rate (26.5% for Merus) for the period ended September 30, 2016 and 2015 is as follows:

	Year ended September 30
	2016	2015
Loss before recovery of income taxes	$ (8,574,272)	$ (1,317,173)

Income tax benefit at the statutory income tax rate of 26.5% (2015: 26.47%)	(2,272,182)	(348,655)
Non-deductible expenses for tax purposes	(5,975,392)	(1,931,523)
Deductible temporary differences and unused tax losses not recognized, including impact of change in rate	9,632,616	3,800,179
Effect of income taxes recorded at rates different from the Canadian tax rate	(500,270)	(2,599,294)
Income tax expense (recovery)	$ 884,772	$ (1,079,294)

The following table summarizes the components of deferred tax:

	Year ended September 30
	2016	2015
Deferred Tax Assets
Non-capital losses carried forward	$ 825,768	$ 1,142,118

Deferred Tax Liabilities
Related party debt	(825,768)	(1,142,118)
Net deferred tax liabilities	$ -	$ -

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset:

	Year ended September 30
Movement in net deferred tax liabilities	2016	2015

Balance at the beginning of the year	$ -	$ -
Recognized in profit/loss	-	(1,142,188)
Recognized in OCI	-	1,142,188
Balance at end of the year	$ -	$ -

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	Year ended September 30
	2016	2015

Unrecognized deferred tax assets in relation to:

Non-capital losses carried forward	$ 53,206,986	$ 28,004,360
Non-capital losses carried forward - Luxembourg	26,308,587	7,953,372
Net capital losses carried forward	8,986,115	14,600,695
Intangible assets	8,636,489	7,965,190
Share issuance costs	9,115,179	6,950,690
Long term debt	2,823,014	651,614
Property, plant and equipment	8,852	1,995
	$ 109,085,222	$ 66,127,916

Share and debt issue costs will be fully amortized in 2020. The net capital loss carryforward may be carried forward indefinitely, but can only be used to reduce capital gains. Luxembourg non-capital losses carry forward indefinitely. The remaining deductible temporary differences may be carried forward indefinitely. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits therefrom.

The aggregate amount of temporary differences associated with investments in subsidiaries, branches, associates and interest in joint arrangements is approximately $5,971,514. As the Company can control the dividend policies, it is able to control the timing of the reversal of the temporary differences associated with the investments noted above. It is also probable that the temporary difference will not reverse in the foreseeable future. Therefore, the deferred tax liabilities associated with the investments have not been recognized.

The Company has unused non-capital tax losses that may be applied against future taxable income for Canadian federal and provincial income tax purposes, which expire as follows:

Non-capital losses	Federal and provincial
Expires in
2026 to 2030	$ 15,092,270
2031 to 2036	38,114,720
Total	$ 53,206,990

18.	Earnings per share

(a)       Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

	Year ended September 30
	2016	2015
Income (loss)
Loss attributable to equity holders of the Company	$ (9,459,044)	$ (237,879)
Total	$ (9,459,044)	$ (237,879)
Weighted average number of ordinary shares in issue	110,937,123	90,060,403

(b)       Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company presently has two categories of dilutive potential ordinary shares: stock options and preferred shares. As the Company recorded a net loss for the years ended September 30, 2016 and 2015, these items were considered anti-dilutive and have therefore been excluded from the calculation of diluted earnings per share.

	Year ended September 30
	2016	2015
Income (loss)
Loss attributable to equity holders of the Company	$ (9,459,044)	$ (237,879)
Total	$ (9,459,044)	$ (237,879)
Weighted average number of ordinary shares in issue	110,937,123	90,060,403
Weighted average number of ordinary shares for diluted earnings per share	110,937,123	90,060,403

19.	Management of capital

The Company includes the following in its definition of capital:

	September 30	September 30
	2016	2015
Debt comprised of:
Senior secured facility	$ 150,064,221	$ 62,712,009
Preferred shares	9,947,730	9,947,730

Equity comprised of:
Share capital	210,756,585	184,534,553
Equity reserve	39,146,155	37,215,779
Deficit and AOCI	(52,136,299)	(40,952,882)
	$ 357,778,392	$ 253,457,189

The Company’s objectives when managing capital are:

(a)	to allow the Company to respond to changes in economic and/or marketplace conditions;

(b)	to give shareholders sustained growth in shareholder value by increasing shareholders’ equity;

(c)	to ensure that the Company maintains the level of capital necessary to meet the requirements of its long-term debt;

(d)	to comply with financial covenants required under its debt facilities; and

(e)	to maintain a flexible capital structure which optimizes the cost of capital at acceptable levels of risk

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying assets. The Company maintains or adjusts its capital level to enable it to meet its objectives by:

(a)	raising capital through equity financings;

(b)	utilizing leverage in the form of third party debt; and

(c)	realizing proceeds from the disposition of its investments

The Company is not subject to any capital requirements imposed by a regulator. The Company is subject to certain capital requirements and negative covenants with respect to its Senior Secured Facility (refer to note 10). There were no changes in the Company’s approach to capital management during the year. To date, the Company has not declared any cash dividends to its common shareholders as part of its capital management program. The Company’s management is responsible for the management of capital and monitors the Company’s use of various forms of leverage on a regular basis.

20.	Financial instruments and financial risk management

a) Fair Value Estimation

The Company’s carrying value of cash and cash equivalents, short-term investments, trade and other receivables, and accounts payable and accrued liabilities approximate their fair values due to the immediate or short term maturity of these instruments. The fair value of other financial liabilities such as the Company’ s operating line, long term debt, and preferred shares is not materially different than its carrying value due to the recent issuance of these liabilities.

Carrying value and fair value of financial assets and liabilities are summarized as follows:

September 30, 2016
Classification	Carrying value	Fair value
Financial assets at FVTPL	$	$
- Short-term investments	3,155	3,155
Loans and receivables
- Cash and cash equivalents	3,213,564	3,213,564
- Trade and other receivables	28,597,219	28,597,219
Other financial liabilities
- Accounts payable and accrued liabilities	15,875,494	15,875,493
- Operating line	5,000,000	5,000,000
- Long term debt	145,064,221	148,136,156
- Preferred shares	9,947,730	10,000,000
Financial liabilities at FVTPL
- Derivative liabilities	837,584	837,584

September 30, 2015
Classification	Carrying value	Fair value
Financial assets at FVTPL	$	$
- Short-term investments	3,234	3,234
Loans and receivables
- Cash and cash equivalents	40,987,177	40,987,177
- Trade and other receivables	14,202,624	14,202,624
Other financial liabilities
- Accounts payable and accrued liabilities	8,314,307	8,314,307
- Long term debt	62,712,009	64,000,000
- Preferred shares	9,947,730	10,000,000
Financial liabilities at FVTPL
- Derivative liabilities	893,666	893,666

The Company is required to present information about its financial assets and liabilities with respect to the hierarchy of the valuation techniques the Company utilized to determine fair value. The different levels have been defined as follows:

•	Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities
•	Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves
•	Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability.

At September 30, 2016, the Company’s financial assets and liabilities would be classified as follows:

		Significant	Significant Other	Significant
		Observable	Observable	Unobservable
		Inputs	Inputs	Inputs
	September 30, 2016	(Level 1)	(Level 2)	(Level 3)

Assets:
Short-term investments	$ 3,155	$ 3,155	$ -	$ -
	$ 3,155	$ 3,155	$ -	$ -

Liabilities:
Derivative liabilities	$ 837,584	$ -	$ 837,584	$ -
	$ 837,584	$ -	$ 837,584	$ -

At September 30, 2015, the Company’s financial assets and liabilities would be classified as follows:

		Significant	Significant Other	Significant
		Observable	Observable	Unobservable
		Inputs	Inputs	Inputs
	September 30, 2015	(Level 1)	(Level 2)	(Level 3)

Assets:
Short-term investments	$ 3,234	$ 3,234	$ -	$ -
	$ 3,234	$ 3,234	$ -	$ -

Liabilities:
Derivative liabilities	$ 893,666	$ -	$ 893,666	$ -
	$ 893,666	$ -	$ 893,666	$ -

The fair value of financial instruments traded in active markets is based on quoted market prices at the statement of financial position date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

If one or more significant inputs are not based on observable market data, the instrument is included in Level 3.

b) Financial Risk Factors

The use of financial instruments can expose the Company to several risks, including market, credit and liquidity risks. Apart from the risks listed below, management is of the opinion that they are not exposed to any other significant risks. A discussion of the Company’s use of financial instruments and its risk management is provided below.

(i) Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company. In order to mitigate this risk, the Company maintains a sufficient cash balance in order to satisfy short-term liabilities as they come due and actively pursues raising capital through various public and private financing mechanisms to satisfy longer term needs.

The table below analyzes the Company’s non-derivative financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and do not include capitalized transaction costs.

	Year ended September 30
At September 30, 2016	2017	2018	2019	Thereafter
Operating line	$ 5,000,000	$ -	$ -	$ -
Senior Secured Facility	37,266,232	32,919,147	32,919,147	45,031,630
Accounts payable and accrued liabilities	15,875,494	-	-	-
Income taxes payable	635,891	-	-	-
Total	$ 58,777,617	$ 32,919,147	$ 32,919,147	$ 45,031,630

	Year ended September 30
At September 30, 2015	2016	2017	2018	Thereafter
Debt	$ 16,000,000	$ 16,000,000	$ 16,000,000	$ 16,000,000
Accounts payable and accrued liabilities	8,314,307	-	-	-
Income taxes payable	1,150,791	-	-	-
Total	$ 25,465,098	$ 16,000,000	$ 16,000,000	$ 16,000,000

(ii)	Market risk:

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate because of changes in market prices. The value of the financial instruments can be affected by changes in interest rates, foreign exchange rates, and equity and commodity prices. The Company is not exposed to significant market risk given the low value of its investments.

(iii)	Currency risk:

The Company is subject to currency risk through its sales of products and services denominated in foreign currencies, purchases of inventory in US dollars and product acquisitions denominated in foreign currencies. As such, changes in the exchange rate affect the operating results of the Company. Dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may from time to time enter into foreign currency derivative contracts to reduce its exposure to foreign currency risk as discussed in note 8. In February 2016, the Company entered into a Euro Facility to establish a natural hedge against its Euro sourced revenues, thus minimizing the need for foreign currency derivative contracts.

The following significant monetary financial assets and liabilities were denominated in foreign currencies at September 30, 2016 (U.S. dollar 1.3117, Euro 1.4741, British pound 1.7069, Swiss franc 1.3531) and September 30, 2015 (U.S. dollar 1.3345, Euro 1.4951, British pound 2.0244, Swiss franc 1.3704):

	September 30 2016	September 30 2015
Canadian Dollar Equivalent :
Denominated in US dollars	$ (1,631,182)	$ 17,778,635
Denominated in Euros	(143,423,582)	13,102,315
Denominated in British pounds	5,121,046	732,432
Denominated in Swiss francs	431,128	(68,211)
Hedge contracts denominated in Euros	-	(23,921,600)
Net (liabilities) assets denominated in foreign currencies	$ (139,502,589)	$ 7,623,571

The Company has a Euro denominated debt facility (included in the table above), which serves as a natural hedge against the Company’s Euro-denominated investments in its European subsidiaries that are in the form of intercompany loans, which are eliminated upon consolidation.

The following table shows the estimated sensitivity of the Company’s total comprehensive gain (loss) for the year ended September 30, 2016 from a change in foreign currencies with all other variables held constant as at September 30, 2016:

	Change in net after-tax	Change in net after-tax
Percentage change in	gain from % increase	loss from % decrease
foreign currencies	in foreign currencies	in foreign currencies

2%	$ (2,790,052)	$ 2,790,052
4%	(5,580,104)	5,580,104
6%	(8,370,155)	8,370,155
8%	(11,160,207)	11,160,207
10%	(13,950,259)	13,950,259

(iv)	Credit risk:

Some of the Company’s financial assets, including cash and cash equivalents and short-term investments are exposed to the risk of financial loss occurring as a result of default of a counterparty on its obligations to the Company. The Company may, from time to time, invest in debt obligations. The Company is also exposed, in the normal course of business, to credit risk from customer receivables. These amounts are continually monitored by management for collectability, and, in general, are lower risk as they are typically due from large institutions or multinational distributors.

(v)	Interest rate risk:

Merus has significant current and long-term debt in the form of senior secured debt which currently bears interest at a floating interest rate of EURIBOR (0% floor) plus 4.0% and will incur greater interest expenses if the EURIBOR rate rises. Management has reduced this risk by entering into an interest rate swap arrangement as allowed for through facilities in its credit agreement. Interest rate swaps effectively fix the interest rate on the debt to which they are applied. At September 30, 2016, Merus had interest rate swaps applied to approximately 50% of its senior secured debt facility.

21.	Segment information

The Company operates in a single reportable segment focused on acquiring, in-licensing, marketing and distributing pharmaceutical products in Canada and internationally. The Company carries out business principally in Canada and Europe.

Revenues by geographic region are detailed as follows:

	Year ended September 30
	2016	2015
Canada	$ 5,900,979	$ 6,593,171
International	85,175,209	42,365,254
	$ 91,076,188	$ 48,958,425

Other than Canada, the Company derived more than 10% of its revenues in the year ended September 30, 2016 or year ended September 30, 2015 period from Germany, Spain, and the UK. Revenues in Germany of $14,450,732 (2015: $11,750,229) and Spain of $17,629,790 (2015: $9,325,727) are included in International in the table above.

Long-term assets by geographic region are comprised of product rights and patents and property and equipment, detailed as follows:

	September 30	September 30
	2016	2015
Canada	$ 2,177,950	$ 2,979,402
International	328,390,427	198,679,093
	$ 330,568,377	$ 201,658,495

22.	Prior period reclassification

Selling and Marketing and General and Administrative Expenses

The operating expense line item sales and marketing in the Company’s statements of operations has historically included any direct marketing activities related to the Company’s products (e.g. sales force, marketing materials, conferences, etc.). The operating expense line item general and administrative however has historically combined all other expenses related to the Company’s products (i.e. distribution, customs, regulatory, IP maintenance, third-party logistics/warehousing, etc.) as well as traditional general and administrative costs associated with the Company’s administrative operations (i.e. salaries and benefits, professional and consulting fees, public company costs, travel, leases, share-based-compensation, etc.).

Based on Management’s internal approach for analysing the Company’s financial performance as well as feedback from investors and analysts, Management has determined that the relevance, reliability, and comparability of the Company’s consolidated financial statements can be improved by reclassifying all costs directly related to the selling and marketing function for the Company’s products from general and administrative to selling and marketing expenses. Further, the addition of a separate line for share-based compensation in the statements of operations will further improve the relevance and reliability of the general and administrative expense line item. There has been no impact to net income or (loss) as a result of this reclassification.

Thus, certain amounts have been reclassified from general and administrative to selling and marketing and share-based compensation in the prior year to conform to current year presentation.

Impact of Reclassification

The impact of the above reclassification adjustments have been summarized below. These reclassification adjustments have no impact on net income (loss) and therefore only the statements of operations is disclosed.

For the year ended September 30, 2015	As previously reported	Adjustment	As restated
Statement of Operations:
Revenues	$ 48,958,425	-	$ 48,958,425
Cost of goods sold	7,535,124	-	7,535,124
Gross margin	41,423,301	-	41,423,301

Operating expenses:
Selling and marketing	926,758	1,458,075	2,384,833
General and administrative	10,395,089	(3,970,534)	6,424,555
Share-based compensation	-	2,512,459	2,512,459
Amortization of intangible assets	25,184,970	-	25,184,970
Depreciation	15,591	-	15,591
Foreign exchange gains	(1,294,980)	-	(1,294,980)
	35,227,428	-	35,227,428

Operating income	6,195,873	-	6,195,873

Interest expense, net	5,975,357	-	5,975,357
Derivative losses (gains)	1,535,920	-	1,535,920
Investment income	1,769	-	1,769

Loss before income taxes	(1,317,173)	-	(1,317,173)

Income tax expense - current	62,824	-	62,824
- deferred	(1,142,118)	-	(1,142,118)

Net income for the year	$ 237,879	-	$ 237,879

23.	Net Investment in Foreign Operation

For the years ended September 30, 2015 and prior, the Company recognized any foreign exchange gains and losses on its intercompany loans in other comprehensive income as it considered these amounts as part of its net investment in a foreign operation. These intercompany loans have since been started to be repaid and as such the Company expects that going forward they will be settled. Accordingly, these loans no longer met the definition of a net investment in a foreign operation under IAS 21 during the year ended September 30, 2016. Thus, any foreign exchange gains and losses on these loans recorded during the year ended September 30, 2016 and beyond will be recorded through net income (loss). Any historical amounts ($9,822,703 accumulated gain) recorded will be recycled out of AOCI on the disposal of the foreign operations.